Revolutionary Concepts, Inc.
2622 Ashby Woods
Matthews, NC 28105
(704) 622-6327
September 9, 2008

Larry Spirgil, Assistant Director
Paul Fischer, Staff Attorney
U. S. Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC 20549

Re:	Revolutionary Concepts, Inc. Amendment Number 2 to Form S-1 Filed September 9, 2008 File No: 333-151177

Gentlemen:

Thank you for your comment letter dated July 24, 2008. The Company has endeavored to comply with each of the Staff’s comments as set forth below.

For the convenience of the staff, we have sent under separate cover multiple copies of the Amended S-1 “marked to show changes.” We have followed the numbering system of the Examiner’s comment letter unless noted otherwise.

General
1.	This has been corrected as requested.
2.
We have added a discussion about the Notes to the Financial Statements and added a discussion to the section entitled “Recent Financing Transactions” in the Summary and elsewhere through the Registration Statement.

3.	We have changed the policy as per Comment Number 3 and have changed MDA to reflect that the amount of default of any loans to officers will be written off as compensation expense.
4.	We have added a more extensive discussion of the components of the software improvements and the patent applications with regards to the increase in assets.
5.	See Response to comment 2.
6.	This is a decrease in accounts payable, an increase in investment in patent costs, and capital contributions repaid.
7.	We have deleted the references to Rule 144 in the Plan of Distribution Section.
8.	We have reinserted the March 31, 2008 information in our Financial Information.
9.
We have added “restated” to the columns and added expensing of research and development as incurred which is now noted in footnote 1 in research development costs. We added dual dating and a disclosure to footnote 9 with a corresponding change in the report stating that the financial statements have been restated.

10.	We have revised the Statement of Cash Flows in accordance with Comment 10.
11.	We have revised the cash flow statement.
12.	We have revised the statement of stockholder’s deficit as indicated in our telephone conference with the Examiners.
13.	We have changed the Research and Development Costs in Note 1 to the Financial Statements and again in the MDA under “Research and Development Costs.”
14.	We have revised the signature section.

The Company takes note of the Examiner’s Closing Comments. The Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Yours very truly, Revolutionary Concepts, Inc. Ron Carter, President and CEO

RC/js
enclosures